SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND

(d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 1)*

Pasithea Therapeutics Corp.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

70261F103

(CUSIP Number)

October 22, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70261F103	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Paul B. Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,408,696[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,408,696[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,408,696[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%[2]
12	TYPE OF REPORTING PERSON* IN

[1]	Consists of (i) 2,608,696 shares of the Issuer’s common stock and (ii) 800,000 shares of the Issuer’s common stock issuable upon the exercise a warrant within 60 days of October 22, 2022, held directly by PD Joint Holdings, LLC, Series 2016-A.

[2]	This percentage is calculated based upon 29,248,688 shares of the Issuer’s common stock outstanding as of November 14, 2022.

CUSIP No. 70261F103	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PD Joint Holdings, LLC, Series 2016-A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,408,696[3]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,408,696[3]
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,408,696[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%[4]
12	TYPE OF REPORTING PERSON* OO

[3]	Consists of (i) 2,608,696 shares of the Issuer’s common stock and (ii) 800,000 shares of the Issuer’s common stock issuable upon the exercise a warrant within 60 days of October 22, 2022

[4]	This percentage is calculated based upon 29,248,688 shares of the Issuer’s common stock outstanding as of November 14, 2022.

CUSIP No. 70261F103	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Lily Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,408,696[5]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,408,696[5]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,408,696[5]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%[6]
12	TYPE OF REPORTING PERSON* OO

[5]	Consists of (i) 2,608,696 shares of the Issuer’s common stock and (ii) 800,000 shares of the Issuer’s common stock issuable upon the exercise a warrant within 60 days of October 22, 2022, held directly by PD Joint Holdings, LLC, Series 2016-A

[6]	This percentage is calculated based upon 29,248,688 shares of the Issuer’s common stock outstanding as of November 14, 2022.

CUSIP No. 70261F103	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bradford Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,408,696[7]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,408,696[7]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,408,696[7]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%[8]
12	TYPE OF REPORTING PERSON* OO

[7]	Consists of (i) 2,608,696 shares of the Issuer’s common stock and (ii) 800,000 shares of the Issuer’s common stock issuable upon the exercise a warrant within 60 days of October 22, 2022, held directly by PD Joint Holdings, LLC, Series 2016-A

[8]	This percentage is calculated based upon 29,248,688 shares of the Issuer’s common stock outstanding as of November 14, 2022.

CUSIP No. 70261F103	13G	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer

Pasithea Therapeutics Corp

(b)	Address of Issuer’s Principal Executive Offices

1111 Lincoln Road, Suite 500
Miami Beach, Florida 33139

Item 2.

(a)	Name of Person Filing

Paul B. Manning
PD Joint Holdings, LLC, Series 2016-A
Tiger Lily Capital, LLC
Bradford Manning

(b)	Address of Principal Business Office or, if none, Residence

c/o PBM Capital Group
200 Garrett Street, Suite S
Charlottesville, VA 22902

(c)	Citizenship

Paul B. Manning and Bradford Manning are a United States Citizen.
PD Joint Holdings, LLC, Series 2016-A and Tiger Lily Capital, LLC are a Delaware limited liability company

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

70261F103

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 70261F103	13G	Page 7 of 9 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See responses to Item 9 on the attached cover pages.
(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote - See the responses to Item 5 on the attached cover pages.
	(ii)	Shared power to vote or to direct the vote - See the responses to Item 6 on the attached cover pages.
	(iii)	Sole power to dispose or to direct the disposition of - See the responses to Item 7 on the attached cover pages.
	(iv)	Shared power to dispose or to direct the disposition of - See the responses to Item 8 on the attached cover pages.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. 70261F103	13G	Page 8 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 70261F103	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

/s/ Paul B. Manning
Paul B. Manning

PD Joint Holdings, LLC, Series 2016-A
By Tiger Lily Capital, LLC, its manager

	By:	/s/ Paul B. Manning
	Name:	Paul B. Manning
	Title:	Manager

	By:	/s/ Bradford Manning
	Name:	Bradford Manning
	Title:	Manager

Tiger Lily Capital, LLC

	By:	/s/ Paul B. Manning
	Name:	Paul B. Manning
	Title:	Manager

	By:	/s/ Bradford Manning
	Name:	Bradford Manning
	Title:	Manager

/s/ Bradford. Manning
Bradford. Manning